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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

SEC MAIL PROCESSING RECEIVED MAY 02 2005 WASH. D.C. 199 SECTION

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Incepta Group plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Huntsworth PLC
(Name of Person(s) Furnishing Form)

PROCESSED MAY 05 2005 THOMSON FINANCIAL

Ordinary Shares of 5 Pence
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mike Butterworth, Incepta Group plc, 3 London Wall Buildings, London Wall, London EC2M 5SY, England; Telephone: +44 (0)20 7282 1090

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 3, 2005

1 of 9 Pages

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

(1) Press release of Huntsworth PLC, dated April 29, 2005, announcing that the new Huntsworth shares have been admitted to listing and trading on the London Stock Exchange and that the offer was declared unconditional in all respects.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits as applicable, except Exhibit No. 8.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X has been filed by Huntsworth PLC with the Securities and Exchange Commission on March 3, 2005.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTSWORTH PLC

Date: 30 April, 2005

Name: Robert Selman
Title: Finance Director

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
1*	Joint press release and attachments of Huntsworth PLC and Incepta Group plc, dated March 3, 2005, relating to the proposed business combination.	
2**	Listing Particulars dated March 17, 2005 relating to the issue of New Huntsworth Shares in connection with the recommended Merger Offer to acquire.	
3**	Offer document dated March 17, 2005 by Bridgewell Limited on behalf of Huntsworth PLC for Incepta Group plc.	
4**	Form of Acceptance accompanying offer document dated March 17, 2005.	
5**	Circular to shareholders of Huntsworth PLC concerning the recommended Merger with Incepta Group plc and Notice of Extraordinary General Meeting, dated March 17, 2005.	
6**	Form of Proxy for shareholders of Huntsworth PLC at the Extraordinary General Meeting.	
7**	Press release of Huntsworth PLC, dated March 17, 2005, announcing that the offer document, listing particulars and form of acceptance were posted to Incepta shareholders.	
8**	Financial Times Advertisement, dated March 18, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.	
9***	Financial Times Advertisement, dated March 22, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.	
10****	Press release of Huntsworth PLC, dated April 8, 2005, disclosing the level of acceptances of the Merger Offer as of April 7, 2005, the first closing date.	
11*****	Press release of Huntsworth PLC, dated April 11, 2005, announcing the result of the Extraordinary General Meeting in connection with the Merger Offer.	
12******	Press release of Huntsworth PLC, dated April 22, 2005, announcing the level of acceptances of the Merger Offer as of April 21, 2005, the second closing date.	
13*******	Press release of Huntsworth PLC, dated April 28, 2005, announcing that the offer was declared unconditional.	

14	Press release of Huntsworth PLC, dated April 29, 2005, announcing that the new Huntsworth shares have been admitted to listing and trading on the London Stock Exchange and that offer was declared unconditional in all respects.	P

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 3, 2005.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 18, 2005.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 23, 2005.

**** Previously furnished to the Securities and Exchange Commission on April 11, 2005, as an exhibit to Form CB dated April 8, 2005.

*****Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated April 12, 2005.

******Previously furnished to the Securities and Exchange Commission on April 25, 2005, as an exhibit to Form CB dated April 22, 2005.

*******Previously furnished to the Securities and Exchange Commission on April 29, 2005, as an exhibit to Form CB dated April 28, 2005.

Exhibit 14

29 April 2005

Not for release or publication in or into Canada, Australia or Japan.

MERGER OF HUNTSWORTH PLC AND INCEPTA GROUP PLC TO CREATE A MAJOR INTERNATIONAL MARKETING AND COMMUNICATIONS GROUP

29 April 2005

Merger Offer unconditional in all respects

On 3 March 2005 the Boards of Huntsworth and Incepta announced that they had agreed the terms of an all share merger, to be implemented by means of a share for share offer to be made by Bridgewell on behalf of Huntsworth, for the entire issued and to be issued share capital of Incepta. This Merger Offer continues to be recommended by the Board of Incepta.

The Board of Huntsworth is pleased to announce that the condition relating to Admission has been satisfied and that all the conditions to the Merger Offer have therefore now been satisfied or waived. The Merger Offer is unconditional in all respects. The Merger Offer will be extended until further notice, but no later than 16 July 2005.

Applications have been made to the UK Listing Authority and the London Stock Exchange for the admission of up to 684,306,184 New Huntsworth Shares, and these shares have now been admitted to the Official List and to trading on the London Stock Exchange. The New Huntsworth Shares rank pari passu with the existing issued shares of Huntsworth. Dealings in the New Huntsworth Shares commenced at 8:00 a.m. on 29 April 2005.

As stated in the Offer Document and in the announcement of 3 March 2005, Huntsworth intends to procure the making of an application by Incepta to the UK Listing Authority for the cancellation of the listing of Incepta Shares on the Official List and to the London Stock Exchange for the cancellation of trading of Incepta Shares on its market for listed securities. It is anticipated that cancellation of listing and trading will take effect at 8:00 a.m. on 31 May 2005, after twenty business days notice following the date of this announcement. Incepta Shareholders are reminded that such cancellation would significantly reduce the liquidity and marketability of any Incepta Shares not assented to the Merger Offer.

As at 3:00 p.m. on 28 April 2005, valid acceptances of the Merger Offer had been received in respect of a total of 167,074,728 Incepta Shares, representing approximately 82.83 per cent. of the existing issued share capital of Incepta.

During the Merger Offer Period Huntsworth obtained irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,199,704 Incepta Shares representing in aggregate approximately 1.59 per cent. of the existing issued share capital of Incepta. As at 3:00 p.m. on 28 April 2005 Huntsworth had received valid acceptances in respect of all Incepta Shares to which these undertakings related.

Settlement of the consideration due to accepting Incepta Shareholders will be despatched within 14 days of today's date in respect of Incepta Shares for which valid acceptances of the Merger Offer are received by 11:59 p.m. today. Settlement of consideration in respect of acceptances which are received after 11:59 p.m. today and which are valid in all respects will be despatched within 14 days of receipt of such acceptances.

Incepta Shareholders who have not yet accepted the Merger Offer are (whether or not their Incepta Shares are held in CREST) encouraged to complete the Form of Acceptance as soon as possible and return it duly signed and witnessed (together with their share certificate(s) and/or other document(s) of title, if their Incepta Shares are held in certificated form) either by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box No 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ.

Neither Huntsworth, nor any person acting, or deemed to be acting, in concert with Huntsworth for the purpose of the Merger Offer owned, or controlled, any Incepta Shares or any rights over any Incepta Shares immediately prior to the commencement of the Merger Offer Period. Save as publicly disclosed, neither Huntsworth nor any person acting, or deemed to be acting, in concert with Huntsworth has acquired or agreed to acquire Incepta Shares during the Merger Offer Period.

Terms defined in the Offer Document dated 17 March 2005 have the same meaning in this announcement.

ENQUIRIES

Huntsworth PLC Lord Chadlington	020 7408 2232	Incepta Group plc Richard Nichols	020 7282 2800
Bridgewell (Lead Financial Adviser) Andrew Tuckey John Craven	020 7003 3000	LongAcre (Financial Adviser) Jonathan Goodwin Zeph Sequeira	020 7759 4600
Numis (Joint Financial Adviser and Broker) Jag Mundi Richard Hall	020 7776 1500	Collins Stewart (Joint Broker) Chris Wells Mark Connelly	020 7523 8350
The Global Consulting Group (PR Adviser) Jonathan Shillington	020 7796 4133	Investec (Joint Broker) David Currie Erik Anderson	020 7597 5970
		Citigate Dewe Rogerson (PR Adviser) Patrick Toyne Sewell Fiona Bradshaw	020 7638 9571

This Announcement does not constitute an offer or an invitation to purchase any securities. The laws of the relevant jurisdictions may affect the availability of the Merger Offer to persons not resident in the

United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

Collins Stewart, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Collins Stewart, nor for giving advice in relation to the Merger Offer.

Investec, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Investec, nor for giving advice in relation to the Merger Offer.

This Announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities. Any acceptance or other response to the Merger Offer should be made only on the basis of information referred to in the Offer Document which has been despatched to Incepta Shareholders and, for information only, to holders of options under the Incepta Share Option Schemes.

The Merger Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan and is not capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this Announcement nor the Offer Document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Incepta Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this Announcement or the Offer Document or the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.